
06013256


Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com


SEC MAIL
RECEIVED
PROCESSING
MAY 9 - 2006
WASH, D.C.
160
SECTION

LETTER FOR MAINTENANCE OF EXEMPTION

20 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 23

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	21.03.2006, 29.03.2006 and 10.04.2006
2	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	21.03.2006, 28.03.2006, 29.03.2006 and 12.04.2006
3	Sime Darby Berhad's Headline KPIs for Financial Year 2006.	22.03.2006
4	Establishment of a new joint venture company - PT Sime Dunlopillo Indonesia	28.03.2006
5	Acquisition of a new subsidiary - Shenzhen Bow Chuang Vehicle Trading Company Limited.	05.04.2006
6	Proposed disposal of Century Automotive Products Sdn. Bhd.	10.04.2006
7	Related Party Transaction Completion of the divestment of Sime Oleander Sdn. Bhd.	13.04.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan Fax No. 1 (212) 571 3050/ 3051/ 3052



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 21/03/2006 05:57:52 PM
Reference No SD-060314-2431E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 03/03/2006	* 209,400	
Disposed	07/03/2006	500,000	
Disposed	08/03/2006	1,000,000	
Disposed	10/03/2006	1,000,000	
Disposed	14/03/2006	1,000,000	

* Circumstances by reason of which change has occurred : Sale of shares by the Company.
* Nature of interest : Direct
Direct (units) : 913,509,132
Direct (%) : 37.11
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 913,509,132

* Date of notice : 14/03/2006

Remarks :
The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 10th,13th,15th,16th and 20th March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/03/2006 05:50:53 PM
Reference No SD-060328-495E9

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

Particulars of substantial Securities Holder

*	Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	:	434217-U
*	Nationality/country of incorporation	:	Malaysia
*	Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
*	Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 21/03/2006	* 3,000,000	

*	Circumstances by reason of which change has occurred	:	Sale of shares by the Company.
*	Nature of interest	:	Direct



Direct (units)	:	910,509,132
Direct (%)	:	36.98
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	910,509,132
* Date of notice	:	21/03/2006

Remarks :
The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 27th March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 10/04/2006 06:10:11 PM
Submitted by S DARBY on 10/04/2006 06:13:07 PM
Reference No SD-060404-BD8C9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 23/03/2006	* 103,500	
Disposed	24/03/2006	500,000	
Disposed	27/03/2006	300,000	
Disposed	28/03/2006	500,000	
Disposed	29/03/2006	596,500	

* Circumstances by reason of which change has occurred : Sale of shares by the Company.
* Nature of interest : Direct

Direct (units) : 908,509,132
Direct (%) : 36.89
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 908,509,132

* Date of notice : 29/03/2006

Remarks :

The notices of change in substantial shareholding were received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 29th, 30th and 31st March and 6th April 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 21/03/2006 05:57:52 PM
Reference No SD-060314-13D5D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 605,200 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 1,200,000 shares)

CIMB Principal Asset Management Bhd.
(Disposal of 1,012,800 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/03/2006	* 111,100	
Acquired	07/03/2006	500,000	
Disposed	07/03/2006	500,000	
Acquired	08/03/2006	700,000	
Disposed	08/03/2006	300,000	
Acquired	10/03/2006	300,000	
Disposed	10/03/2006	212,800	
Acquired	14/03/2006	194,100	

*	Circumstances by reason of which change has occurred	: Acquisition and sale of shares by the EPF Board and its Portfolio Managers.
*	Nature of interest	: Direct
	Direct (units)	: 364,387,705

	Direct (%)	: 14.8
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 364,387,705
*	Date of notice	: 14/03/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 14th, 16th and 20th March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 28/03/2006 05:10:39 PM
Submitted by S DARBY on 28/03/2006 05:09:35 PM
Reference No SE-060327-B5C4B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/03/2006	* 700,000	
Acquired	20/03/2006	943,100	

* Circumstances by reason of which change has occurred : **Acquisition of shares by the EPF Board.**
* Nature of interest : **Direct**



Direct (units) : 366,358,705
Direct (%) : 14.88
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after change : 366,358,705

* Date of notice : 20/03/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 24th March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 28/03/2006 05:10:42 PM
Submitted by S DARBY on 28/03/2006 05:09:32 PM
Reference No SD-060323-46F25

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 15/03/2006	* 27,900	
Acquired	16/03/2006	300,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct

	Direct (units)	:	364,715,605
	Direct (%)	:	14.81
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	Total no of securities after change	:	364,715,605
*	Date of notice	:	16/03/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 22nd March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/03/2006 05:50:56 PM
Reference No SD-060328-155AA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 21/03/2006	* 400,000	
Acquired	22/03/2006	665,600	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 367,424,305



	Direct (%)	:	14.92
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	367,424,305
*	Date of notice	:	22/03/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 28th March 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 12/04/2006 05:24:21 PM
Reference No SD-060404-C57B8

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 2,791,700 shares on open market
and transfer of 1,026,100 shares from Portfolio managers)

AmInvestment Management Sdn. Bhd.
(Transfer of 625,200 shares to EPF Board)

RHB Asset Management Sdn. Bhd.
(Transfer of 373,900 shares to EPF Board)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/03/2006	* 717,200	
Acquired	24/03/2006	324,500	
Acquired	29/03/2006	750,000	
Acquired	30/03/2006	400,000	
Acquired	03/04/2006	600,000	
Transferred	03/04/2006	652,200	
Transferred	03/04/2006	373,900	
Transferred	03/04/2006	652,200	

Transferred	03/04/2006	373,900

- * Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board and transfer of shares to the EPF Board from its Portfolio Managers.
- * Nature of interest : Direct
- Direct (units) : 370,216,005
- Direct (%) : 15.03
- Indirect/deemed interest (units) :
- Indirect/deemed interest (%) :
- * **Total no of securities after change** : 370,216,005
- * Date of notice : 03/04/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 30th March, 5th and 7th April 2006.



Form Version 2.0

General Announcement

Submitted by S DARBY on 22/03/2006 05:07:18 PM
Reference No SD-060322-55755

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Sime Darby Berhad's Headline KPIs For Financial Year 2006

* Contents :-

Sime Darby Berhad ("Sime Darby" or "Company") would like to announce its headline Key Performance Indicators ("KPIs") for the financial year ("FY") ending 30th June 2006 and its three-year headline KPIs. These headline KPIs are part of the broader KPI framework that Sime Darby has in place, as prescribed under the Government-Linked Companies Transformation program, and is disclosed on a voluntary basis.

The headline KPIs represent the main corporate targets set by Sime Darby for the period and should not be constituted as being forecasts. In this respect, please note the following:-

These headline KPIs are targets or aspirations set by the Company as a transparent performance management practice. These headline KPIs shall not be construed as either forecasts, projections or estimates of the Company or representations of any future performance, occurrence or matter as the headline KPIs are merely a set of targets/aspirations of future performance aligned to the Company's strategy.

FY2006 Headline KPIs

1. Return on Average Shareholders' Equity ("ROE") of 11.5% (as compared to FY2005 actual ROE of 9.8%)
2. Net Profit target of RM1,006 million (as compared to FY2005 actual Net Profit of RM801 million)

Three-year Headline KPIs (FY2006-FY2008)

1. ROE of at least 15% by end FY2008
2. Net Profit of at least RM1,400 million by end of FY2008

The above headline KPIs have been set and aligned based on Sime Darby's corporate strategy of:

- focusing on five core businesses;
- continued disposal of non-core assets; and
- optimising capital structure.

This announcement is dated 22nd March 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 28/03/2006 05:18:13 PM
Reference No SD-060125-D71A3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Establishment of a new joint venture company - PT Sime Dunlopillo Indonesia

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Conquip (Private) Limited ("CPL") had on 20th March 2006 set-up a joint venture company with PT Dunlopillo Indonesia ("PTDI") known as PT Sime Dunlopillo Indonesia ("PTSDI"). Notification of the incorporation was received from the relevant Indonesian authority on 27th March 2006. PTSDI was incorporated in Indonesia with an issued and paid-up share capital of Rupiah2,582,250,000 divided into 275,000 shares of Rupiah9,390 each, held by CPL and PTDI in the ratio of 70:30 respectively.

The principal activities of PTSDI will be the distribution of spring and spring-latex combination based mattresses and related bedding products and accessories in Indonesia.

The investment in PTSDI is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 28th March 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 05/04/2006 05:18:42 PM

Reference No SD-060405-32803

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Shenzhen Bow Chuang Vehicle Trading Company Limited

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, B.M.W. Concessionaires (H.K.) Limited had on 30th March 2006 acquired the entire registered capital of Shenzhen Bow Chuang Vehicle Trading Company Limited ("SBCVT") for a total consideration of RMB10 million from Messrs Feng Xiao Miao, Liu Ming Xiong and Liao Shao Ping. Notification of the transfer of shares was received from the relevant Chinese authority on 4th April 2006.

The principal activities of SBCVT are the retailing of branded automobiles manufactured by BMW Brilliance Automotive Ltd. and related spare parts, and the provision of after-sales and management consulting services on automobile sales.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 5th April 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 10/04/2006 06:13:06 PM
Reference No SD-060210-55455

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed disposal of Century Automotive Products Sdn. Bhd. (Announcement pursuant to Chapter 9.19 (24) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiaries, Sime Malaysia Region Berhad ("SMRB"), Sime Darby Nominees Sendirian Berhad ("SDNSB") and SD Holdings Berhad ("SDHB"), which collectively hold 99.64% equity interest in Century Automotive Products Sdn. Bhd. ("CAP") had, on 10th April 2006 entered into a Sale and Purchase Agreement ("SPA") with Ramcar Battery Sdn. Bhd. ("RBSB") for the disposal of all their respective equity interests in CAP to RBSB, for a total cash consideration of RM14,581,185 based on the adjusted net assets as at 31st January 2006 subject to any adjustment upon verification, plus a premium based on the net sales revenue of certain products for a period of five years, of which a minimum of RM5,000,000 is to be paid upon completion of the disposal ("the Disposal"). The consideration for the Disposal was arrived at on a “willing buyer-willing seller” basis.

CAP is principally involved in the business of selling automotive vehicle and motorcycle batteries and related products. CAP has a wholly-owned subsidiary, Century Batteries Sales (Malaysia) Sdn. Bhd. ("CBS") which is currently dormant.

Currently, SMRB, SDNSB and SDHB collectively hold 36,859,610 ordinary shares of RM1.00 each in CAP. Pursuant to the SPA, prior to the completion of the Disposal, CAP proposes to reduce its paid-up capital of RM36,993,753 which is divided into 36,993,753 ordinary shares of RM1.00 each by RM28,515,323 less an amount equivalent to the net interim dividend of up to the full amount of CAP's distributable reserves as at 31st January 2006, pursuant to Section 64 of the Companies Act, 1965. Upon completion of the Disposal, CAP and CBS will cease to be subsidiaries of Sime Darby.

The Disposal is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

This announcement is dated 10th April 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 13/04/2006 05:27:37 PM
Reference No SD-060323-44080

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Related Party Transaction
Completion of the divestment of Sime Oleander Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcement dated 29th December 2005, Sime Darby Berhad ("Sime Darby") wishes to announce that all the conditions precedent set out in the Share Sale Agreement dated 29th December 2005 between Sime Singapore Limited ("SSL"), a wholly-owned subsidiary of Sime Darby and F&NCC Beverages Sdn. Bhd. ("F&NCC") have been satisfied. Accordingly, the disposal of the 22,750,000 ordinary shares of RM1.00 each, representing 51.12% of the equity share capital in Sime Oleander Sdn. Bhd., by SSL to F&NCC was completed on 12th April 2006.

Following the completion of the disposal, SOSB and the following wholly-owned subsidiaries of SOSB ceased to be subsidiaries of Sime Darby with effect from 12th April 2006:-

(i) Serapi Trading Sdn. Bhd.
(ii) Esprit Aquaservices Sdn. Bhd.

This announcement is dated 13th April 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: